EXHIBIT 11.1

THOUSAND TRAILS, INC.
STATEMENT RE: COMPUTATION OF PER SHARE EARNINGS
(Dollars and common shares in thousands)

	Six Months Ended	Six Months Ended
	December 31, 2001	December 31, 2000

BASIC:
Weighted average number of common shares outstanding	8,163	8,155

Net income allocable to common shareholders	$3,864	$1,753

Net income per common share — basic	$0.47	$0.21

DILUTED:
Weighted average number of common shares outstanding	8,163	8,155
Weighted average common stock equivalents - Dilutive options	445	442

Weighted average number of common shares outstanding	8,608	8,597

Net income allocable to common shareholders	$3,864	$1,753

Net income per common share — diluted	$0.45	$0.20